EXHIBIT 21.1

The J. Jill Group, Inc.

Listing of Subsidiaries

At December 31, 2005

Name of Subsidiary	State/Other Jurisdiction of Organization

Birch Pond Realty Corporation	Delaware
J.J. Company, Inc.	Massachusetts
J. Jill, GP	Massachusetts
J. Jill Italia S.r.l.	Italy
J. Jill, LLC	New Hampshire